30195 Chagrin Blvd Cleveland OH 44124	(216) 591-1077 fax (216) 591-1070

VIA EDGAR
September 29, 2005
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: Mr. John Cash, Branch Chief
Re:      Lexington Precision Corporation, File No. 0-3252, Comment Letter Dated September 6, 2005
Ladies and Gentlemen:
We are responding to the Staff’s letter of comment dated September 6, 2005, which raised a question about the classification of certain assets in our June 30, 2005, financial statements that were part of our report on Form 10-Q that was filed with the Commission.
Specifically, the Staff’s letter stated the following:
“We note that you have sold substantially all of the die casting division’s equipment and inventory and certain other assets; however, it does not appear that you have sold the facility, but you expect to lease the facility to the purchaser with an option to buy. Based on the guidance provided by paragraphs 30 and 42 of SFAS 144, it does not appear that you have satisfied the requirements to classify this facility as discontinued operations. Please demonstrate to us why you believe that the facility should continue to be reported as discontinued operations as permitted under SFAS 144.”
The provisions of paragraph 30 of SFAS 144 and our response as to compliance with such provisions are set forth below:
“30.	A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met.
a.	Management having the authority to approve the action, commits to a plan to sell the asset (disposal group).
b.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal group).

United States Securities and Exchange Commission
September 29, 2005

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
d.	The sale of the asset (disposal group) is probable and the transfer of the asset is expected to qualify for recognition as a completed sale, within one year.
e.	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.“
During 2004, Lexington Precision Corporation (the “Company”) committed to a plan to discontinue the operations of the die casting division. On August 2, 2005, pursuant to a plan approved by its Board of Directors, the Company sold substantially all of the inventory and equipment of its die casting division and simultaneously entered into an agreement to lease the land and building (the “Facility”) to the purchaser through April 30, 2008, with an option for the purchaser to purchase the Facility at any time during the term of the lease for $1,500,000. The Facility is to be sold in its present condition, subject only to the Company completing certain environmental remediation. Since August 2, the Company has had no significant involvement in the operations of the die casting business. The purchaser has indicated to the Company that it is extremely pleased with the operations at the Facility and that it intends to purchase the Facility as soon as it is satisfied with the environmental remediation, in order to save what it considers to be an above-market rent. The Company believes that the purchaser is highly motivated to purchase the Facility because (a) state and local authorities have provided the purchaser with substantial economic incentives to remain in Lakewood, New York, and (b) the cost of dismantling, rigging, moving, and re-installing the equipment in the Facility would be staggeringly high.
Based upon the foregoing, the Company believes that the only significant factor that might prevent the purchaser from purchasing the Facility within one year is the progress of the environmental cleanup, which constitutes a permitted exception that allows for an extension of the one-year sale period in classifying the Facility as held for sale (see SFAS 144 “Appendix A: Implementation Guidance,” Example 10 of “Examples 9–11—Exceptions to Plan-of-Sale Criterion 30(d)”). If, for any reason, the purchaser does not purchase the Facility, it is the intention of the Company’s Board of Directors to pursue immediately a sale of the Facility to another purchaser at a price that is reasonable in relation to its current fair value.
The provisions of paragraph 42 of SFAS 144 and our response as to compliance with such provisions are set forth below:
“42.	The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the

United States Securities and Exchange Commission
September 29, 2005

entity will not have any significant continuing involvement in the operation of the component after the disposal transaction.”
The Company no longer operates the die casting business. The rent received from the company currently using the Facility will be eliminated from the ongoing operations of the Company when the Facility is sold, and the Company will have no continuing involvement in the operations of the Facility.
We hope that the foregoing adequately responds to your letter of September 6, 2005. The Company respectfully requests that, in view of the information presented above, the Company continue to classify the Facility on its consolidated balance sheet as “plant and equipment of discontinued operations,” absent any change in conditions.
Lexington Precision Corporation acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
•	Lexington Precision Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission under the U.S. federal securities laws.
If we can provide you with any further clarification, please do not hesitate to contact me at (216) 591-1073 (direct) or dwelhouse@lexp.com.
Thank you for your consideration.
Sincerely,

/S/ Dennis J. Welhouse
Dennis J. Welhouse
Senior Vice President &
     Chief Financial Officer